Exhibit 99.4


                          [Heenan Blaikie Letterhead]


May 8, 2006

TO:     Alberta Securities Commission
        British Columbia Securities Commission
        The Manitoba Securities Commission
        New Brunswick Securities Administration Branch
        Securities Commission of Newfoundland and Labrador
        Nova Scotia Securities Commission
        Ontario Securities Commission
        Office of the Attorney General Securities Division Prince Edward Island Saskatchewan Securities Commission

RE:     Gold Reserve Inc. (the "Corporation")
        Short Form Prospectus
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We refer to the short form prospectus of the Corporation dated May 8, 2006 relating to the offering of Class A common shares of the Corporation (the "Prospectus").

We hereby consent to the reference to our name and opinions in the Prospectus under the headings "Eligibility for Investments" and "Canadian Federal Income Tax Considerations" and the reference to our name under the heading "Interest of Experts".

We have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions in the Prospectus or that is within our knowledge as a result of the services we performed in the preparation of the Prospectus.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in any documents, nor is it to be published, circulated or furnished, in whole or in part, to any other person or company, nor should it be relied upon by any other person.

Your very truly,

/s/ Heenan Blaikie LLP
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Heenan Blaikie LLP